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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Walker  Jeffrey  C.
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   (Last)                           (First)             (Middle)

     c/o Chase Capital Partners
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                                    (Street)

     380 Madison Avenue - 12th Floor
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   (City)                           (State)              (Zip)

     New York                                New York              10017
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     1-800-FLOWERS.COM, Inc. ("FLWS")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     March 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Class A Common Stock                      N/A         N/A     N/A     N/A        N/A    N/A       1,693,982        I      (FNs 1,2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                             7.                          ative     Deriv-   11.
                    sion                       Number of                      Title and Amount            Secur-    ative    Nature
                    or                         Derivative    6.               of Underlying      8.       ities     Secur-   of
                    Exer-             4.       Securities    Date             Securities         Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)   of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date  ----------------   Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------           or       Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-           Number   ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date    Title    Shares    5)       4)        4)       4)
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Warrant             1 for 1  N/A      N/A       N/A   N/A    N/A      N/A     Class A  2,371,040 N/A      2,371,040    I     (FNs 1
                                                                              Common                                          and 2)
                                                                              Stock
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====================================================================================================================================

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC ("CCP-SBIC"), a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and
     (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP became the managing member of Consolidating and pursuant to a master advisory agreement with CCP-SBIC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders. As of March 13, 2000, Consolidating was dissolved and the sole member of Consolidating, Chatham Ventures, Inc., became the non-managing member of CVCA, LLC. CCP remains the manager, by delegation, of CVCA, LLC.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of CCP, which is (i) the sole managing member of CCP-SBIC, the managing member of CVCA, LLC and (ii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's internal rate of return and vesting.


           /s/ Jeffrey C. Walker                                4/7/2000
---------------------------------------------            -----------------------
              Jeffrey C. Walker                                   Date



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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